The information contained within this Announcement is deemed by TransGlobe Energy Corporation to constitute inside information as stipulated under the Market Abuse Regulation (EU) No. 596/2014 as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018 (“MAR”).

TRANSGLOBE ENERGY CORPORATION

OPERATIONS UPDATE

AIM & TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, January 10, 2022 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announces an operations update. All dollar values are expressed in US dollars unless otherwise stated.

OVERVIEW

•	Production averaged 12.8 MBoepd in Q4, 2021 and 12.9 MBoepd for the year ended 2021, meeting the upper end of 2021 guidance of 12-13 MBoepd (See "Oil & Gas Advisories" for production by product type);
•

The amendment, extension and merger of the Company’s Eastern Desert concession agreements into a single agreement (the “Agreement”) has been ratified by Egypt’s Parliament and signed into law by President El-Sisi; payment by the Company of the first modernization payment ($15 million) and signature bonus ($1 million) along with execution of the Agreement by all parties is expected in the coming weeks;

•

A 2022 work program and budget is being prepared to continue exploitation of the Agreement in the Eastern Desert of Egypt and increase production in Canada, with the aim of maximizing Company free cash flow and accelerating the maturation of contingent resources into reserves;

•

The three 100% working interest South Harmattan horizontal Cardium reservoir wells, drilled in Q3 of 2021, were successfully brought into production in Canada in September and October, 2021, and have achieved encouraging initial average production rates:

•	Drilled and cased three development wells in the Eastern Desert of Egypt;
•	Natural flow of SGZ-6X well at South Ghazalat ceased in December and artificial lift has been mobilized to the site to attempt to restore production;
•	A cargo of Gharib blend crude is scheduled to ship at the end of January and has been marketed by Mercuria Energy Trading;
•

As previously disclosed, the Mercuria prepayment agreement was fully repaid in 2021 and the Company’s remaining debt outstanding as at year end was $3.0 million outstanding against the $17.7 million ATB Financial credit facility; and

•	The Company collected ~$27 million in receivables in Q4, 2021.

RANDY NEELY, PRESIDENT AND CEO’s STATEMENT

“We are starting 2022 off on great footing in both Egypt and Canada. With the ratification of our consolidated agreement now complete, we will be finalizing our capital program for Egypt shortly. In Canada, the latest well results exceeded our expectations and continue to increase our confidence in the extent of the play in the South Harmattan area, where we hold 22.5 net sections of lands.

Our focus continues to be creating value for our stakeholders. We are very encouraged by the opportunities we have to deploy capital on value accretive projects across our portfolio. It remains our expectation that we will be able to fund our 2022 capital program through free cash flow generated by our operations, and with supportive commodity prices, we intend to revisit our dividend policy in the coming months as the balance sheet strengthens.”

PRODUCTION

Production Summary (WI before royalties and taxes):

(Boepd)	Q3 2021	Oct 2021	Nov 2021	Dec 2021	2021 Average
Egypt	11,276	10,922	9,784	9,481	10,578
Canada	2,066	2,791	2,883	2,617	2,292
Total	13,342	13,713	12,667	12,099	12,870

* See "Oil & Gas Advisories" for production by product type.

Company production met the upper end of production guidance for 2021 of 12-13 MBoepd. In Egypt this was principally due to the re-commencement of Eastern Desert drilling in Q2, 2021 in response to the anticipated approval of the new Agreement. Canadian production was boosted by placing the new horizontal wells on production.

OPERATIONS UPDATE

Arab Republic of Egypt

Eastern Desert (100% WI)

The Company continued to use the EDC-64 rig in its Eastern Desert drilling campaign, managing to drill and case three additional development wells in K-Field and H-Field during the quarter.

K-66 was drilled to a total depth of 1,809 meters, encountering good gas and oil shows in the Asl-A, Asl-B, Asl-D, Asl-E, and Asl-F reservoirs. Hole instability issues prevented wireline logging of certain zones, however the Asl-A and Asl-B were logged and evaluated, with an internally estimated 25.1 meters of net oil pay in the Asl-A and 20.3 meters net oil pay in the Asl-B. The Asl-B was perforated, put on production, and is currently producing at a rate of 160 Bopd heavy crude oil (field estimate).  The well is expected to be recompleted on the Asl-A once the Asl-B is exhausted. The deeper zones encountered by the well, the Asl-D, Asl-E, and Asl-F reservoirs, are being considered as targets in future drilling. Heavy crude is the expected product type for all zones mentioned.

HE-2 was drilled to 1,800 meters total depth, encountering an internally estimated net oil pay of 4 meters in the Asl-B reservoir after being fully logged and evaluated. The expected product type is heavy crude. The well was perforated in the Asl-B and is currently on production at a rate of 220 Bopd heavy crude oil (field estimate).

K-68 was drilled to a total depth of 1,403 meters.  The well was fully logged and evaluated, with an internally estimated 22.9 meters of net oil pay in the Asl-A reservoir and 4.6 meters of net oil pay in the Asl-B reservoir.  The well will be perforated in the Asl-A reservoir and put on production in January 2022. The Asl-B is expected to be recovered through existing up-dip completions on that reservoir. Both zones are expected to be heavy crude oil.

Subsequent to the quarter the EDC-64 rig is being moved to the K-67 well location, in the K-Field.

As previously disclosed, the Company announced a merged concession agreement with a 15-year primary term and improved Company economics in early December, 2020, and parliamentary ratification and Presidential signature into law of the new Agreement in December, 2021. The Company and Egyptian counterparties anticipate signing the new Agreement, along with payment by the Company of the first modernization payment ($15 million) and signature bonus ($1 million), in the coming weeks. The effective date for the improved concession terms in the new Agreement is February 1, 2020.

The Company is in the process of finalizing a 2022 work program and budget that reflects our focus on free cash flow through continued development activities on the contingent resource projects previously disclosed, and production-sustaining infrastructure improvements. The Company anticipates maintaining a single drilling rig, along with a light rig for well maintenance and recompletion activities in the Eastern Desert throughout 2022.

Western Desert – South Ghazalat (100% WI)

Natural flow of SGZ-6X well at South Ghazalat ceased in December due to low reservoir pressure, and rigless-deployed artificial lift equipment has been mobilized to site in an attempt to restore production. Immediately prior to the well ceasing production, the lower Bahariya reservoir at SGZ-6X was producing at a field estimated 240 Bopd of light crude oil with a 71.5% watercut.

Initial well testing of the oil-bearing lower Bahariya reservoir discovered in the SGZ-7B exploration well drilled in October, 2021 has indicated low productivity and sub-commercial flowrates. The well has been suspended pending further evaluation of options to improve productivity on the lower Bahariya reservoir, and to assess the commercial potential of the gas-bearing upper Bahariya reservoir.

Canada

The three 100% working interest South Harmattan horizontal Cardium reservoir wells, successfully brought into production in Canada in September and October, 2021, were equipped with pumps after the initial flowback post-stimulation. All three wells initially flowed without artificial lift, with the 2-mile well (04-02) brought on production first, flowing unassisted for 47 days prior to installation of a pump.

New well production summary (working interest)*:

Well	Hz	Initial Average Production**
		Total (Boepd)		Light and Medium Crude Oil (Bopd)
		IP30	IP60	IP30	IP60
04-02	2-mile	722	568	634	494
13-14	1-mile	338	250	290	210
16-12	1-mile	250	209	217	175

* See "Oil & Gas Advisories" for Initial Production by product type.

**On a producing day basis

Although the production history is relatively short and not necessarily indicative of long-term performance or ultimate recovery, the Company is encouraged about the results, which are significantly above internal type curve expectations for the area on both the 1 and 2-mile wells.

Further development activity focused on increasing production and further reducing uncertainty is anticipated in South Harmattan in 2022. The Company holds 22.5 sections of land in the South Harmattan area.

CORPORATE

The Company has a cargo of Gharib blend crude, marketed by Mercuria Energy Trading, scheduled to ship at the end of January and with proceeds expected by the beginning of March, 2022.

In December 2021 TransGlobe entered into costless collar natural gas hedges for 2022 with ATB Financial. Below are the Company’s open hedge positions as of December 31, 2021:

AECO Natural Gas	Q1 2022	Q2 2022	Q3 2022	Q4 2022
Collars (GJ)	351,000	354,900	358,800	358,800
Bought Put (C$/GJ)	2.50	2.50	2.50	2.50
Sold Call (C$/GJ)	4.20	3.35	3.10	4.00

As previously disclosed, the amounts outstanding under the Mercuria prepayment agreement were repaid in full during 2021. The Company’s remaining debt at year end was $3.0 million outstanding against the $17.7 million ATB Financial credit facility.

TransGlobe collected ~$27 million of receivables in Q4, 2021 and ended the year with over $37 million of cash and no net debt.

About TransGlobe

TransGlobe Energy Corporation is a cash flow focused oil and gas exploration and development company whose current activities are concentrated in the Arab Republic of Egypt and Canada. TransGlobe’s common shares trade on the Toronto Stock Exchange and the AIM market of the London Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

For further information, please contact:

TransGlobe Energy Corporation Randy Neely, President and CEO Eddie Ok, CFO	+1 403 264 9888 investor.relations@trans-globe.com http://www.trans-globe.com or via Tailwind Associates
Tailwind Associates (Investor Relations) Darren Engels	+1 403 618 8035 darren@tailwindassociates.ca http://www.tailwindassociates.ca
Canaccord Genuity (Nomad & Joint-Broker) Henry Fitzgerald-O’Connor James Asensio	+44(0) 20 7523 8000
Shore Capital (Joint Broker) Toby Gibbs John More	+44(0) 20 7408 4090

Advisory on Forward-Looking Information and Statements

Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "anticipate", “strengthened”, “confidence”, "believe", "expect", "plan", "intend", "estimate", "may", "will", "would" or similar words suggesting future outcomes or statements regarding an outlook. In particular, forward-looking information and statements contained in this document include, but are not limited to, that the Agreement will be signed by all parties and the anticipated timing thereof; that the first modernization payment and signature bonus will be paid and the anticipated timing thereof; the Company's goal to maximize its free cash flow and accelerate the maturation of contingent resources into reserves; the anticipated shipment of the Company's cargo of Gharib blend crude; the Company's expectations that it will be able to fund its 2022 capital program through free cash flow generated by operations; that the Company will revisit its dividend policy and the anticipated timing thereof; that the Company's balance sheet will strengthen in the coming months; the anticipated timing of when well K-68 will be perforated and put on production; the Company's expectation that it will maintain a single drilling rig plus a light rig for well maintenance / recompletion activities in the Eastern Desert throughout 2022; the Company's expectations that further development activities in the South Harmattan area will be focused on increasing production and reducing uncertainty; prospects being targeted by the Company; rig mobilization plans; and other matters.

Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Many factors could cause TransGlobe's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, TransGlobe.

In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, that the Agreement will be signed by all parties; that the first modernization payment and signature bonus will be paid; anticipated production volumes; the timing of drilling wells and mobilizing drilling rigs; that TransGlobe will revisit its dividend policy; the number of wells to be drilled; the Company's ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company's capital programs; geological and engineering estimates in respect of the Company's reserves and resources; the geography of the areas in which the Company is conducting exploration and development activities; current commodity prices and royalty regimes; availability of skilled labour; future exchange rates; the price of oil; the impact of increasing competition; conditions in general economic and financial markets; availability of drilling and related equipment; effects of regulation by governmental agencies; future operating costs; uninterrupted access to areas of TransGlobe's operations and infrastructure; recoverability of reserves and future production rates; that TransGlobe will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that TransGlobe's conduct and results of operations will be consistent with its expectations; that TransGlobe will have the ability to develop its properties in the manner currently contemplated; current or, where applicable, proposed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; that the estimates of TransGlobe's reserves and resource volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; and other matters.

Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. These risks and uncertainties which may cause actual results to differ materially from the forward-looking statements or information include, among other things, that the Agreement will not be signed by all parties when anticipated or at all; that the first modernization payment and signature bonus will not be paid when anticipated or at all; the Company will not be able to maximize its free cash flow and accelerate the maturation of contingent resources into reserves; that the Company's balance sheet will not strengthen in the coming months; that TransGlobe will not revisit its dividend policy; well K-68 will not be perforated and put on production; operating and/or drilling costs are higher than anticipated; unforeseen changes in the rate of production from TransGlobe's oil and gas properties; changes in price of crude oil and natural gas; adverse technical factors associated with exploration, development, production or transportation of TransGlobe's crude oil reserves; changes or disruptions in the political or fiscal regimes in TransGlobe's areas of activity; changes in tax, energy or other laws or regulations; changes in significant capital expenditures; delays or disruptions in production due to shortages of skilled manpower equipment or materials; economic fluctuations; competition; lack of availability of qualified personnel; the results of exploration and development drilling and related activities; obtaining required approvals of regulatory authorities; volatility in market prices for oil; fluctuations in foreign exchange or interest rates; environmental risks; ability to access sufficient capital from internal and external sources; failure to negotiate the terms of contracts with counterparties; failure of counterparties to perform under the terms of their contracts; and other factors beyond the Company's control. Readers are cautioned that the foregoing list of factors is not exhaustive. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.goedgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

The forward-looking statements or information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

The Company's future dividend payments, if any, and the level thereof is uncertain. Any decision to implement a divided policy or pay dividends will be subject to the discretion of the board of directors of the Company and may depend on a variety of factors, including, without limitation the Company's business performance, financial condition, financial requirements, growth plans, expected capital requirements and other conditions existing at such future time including, without limitation, contractual restrictions and satisfaction of the solvency tests imposed on the Company under applicable corporate law. There can be no assurance that dividends will be paid in the future.

Oil and Gas Advisories

Mr. Ron Hornseth, B.Sc., General Manager – Canada for TransGlobe Energy Corporation, and a qualified person as defined in the Guidance Note for Mining, Oil and Gas Companies, June 2009, of the London Stock Exchange, has reviewed the technical information contained in this report. Mr. Hornseth is a professional engineer who obtained a Bachelor of Science in Mechanical Engineering from the University of Alberta. He is a member of the Association of Professional Engineers and Geoscientists of Alberta (“APEGA”) and the Society of Petroleum Engineers (“SPE”) and has over 20 years’ experience in oil and gas.

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 MCF: 1 Bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Further, this press release includes estimates of pay thickness and production rates in the K-Field and H-Field in the Eastern Desert of Egypt (100% WI), which are considered to be anticipated results or information that indicate the potential value or quantities of resources under National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities because the disclosure in question may, in the opinion of a reasonable person, indicate the potential value or quantities of resources in respect of the Company's resources or a portion of  its  resources. Such estimates have been prepared internally by management of TransGlobe and have not been prepared or reviewed by an independent qualified reserves evaluator or auditor.  Anticipated results are subject  to  certain  risks  and  uncertainties,  including  those  described  above under "Advisory on Forward-Looking Information and Statements" and various geological, technical,  operational,  engineering,  commercial,  and  technical  risks, including, but not limited to, the risk that TransGlobe's exploration and development drilling and related activities may provide different results; the risk that TransGlobe may encounter unexpected drilling results; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas; delays in anticipated timing of drilling and completion of wells; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and the risk that if any resources are discovered that it will not be commercially viable to produce any portion thereof. In addition, the geotechnical analysis and engineering to be conducted in respect of such resources is not complete. Such risks and uncertainties may cause the anticipated results disclosed herein to be inaccurate. Actual results may vary, perhaps materially. There is no certainty that TransGlobe will achieve the anticipated results from the K-Field and H-Field in the Eastern Desert of Egypt or that any resources will be discovered. If discovered, there is also no certainty that it will be commercially viable to produce any portion of the resources.

References in this press release to production test rates, IP30, IP60 and initial production rates are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will continue production and are not indicative of long term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for TransGlobe. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Accordingly, the Company cautions that production test results and initial production results should be considered to be preliminary.

The following abbreviations used in this press release have the meanings set forth below:

Bopdbarrels of oil per day

Boepdbarrels of oil equivalent per day

Bpdbarrels per day

BOEbarrel of oil equivalent

Boepdbarrels of oil equivalent per day

GJgigajoule

IP30Average Production in the first 30 producing days after the well was considered stabilized

IP60Average Production in the first 60 producing days after the well was considered stabilized

MBoepdthousand barrels of oil equivalent per day

MCFDthousand cubic feet per day

WIworking interest

Production Disclosure (WI before royalties and taxes)

	Light and Medium Crude	Heavy Crude	Conventional Natural Gas	Natural Gas Liquids	Total
	Bopd	Bopd	MCFD	Bpd	Boepd

2021 Production
Egypt	1050	9,528			10,578
Canada	753		4,704	756	2,293
Total	1,803	9,528	4,704	756	12,871

Q4-2021 Production
Egypt	1,123	8,942			10,065
Canada	1,154		4,981	778	2,762
Total	2,277	8,942	4,981	778	12,828

DEC-2021 Production
Egypt	891	8,590			9,481
Canada	977		4,860	830	2,617
Total	1,868	8,590	4,860	830	12,098

NOV-2021 Production
Egypt	1,131	8,653			9,784
Canada	1,242		5,097	792	2,884
Total	2,373	8,653	5,097	792	12,668

OCT-2021 Production
Egypt	1,347	9,575			10,922
Canada	1,246		4,991	713	2,791
Total	2,593	9,575	4,991	713	13,713

Q3-2021 Production
Egypt	1,262	10,014			11,276
Canada	601		4,734	677	2,067
Total	1,863	10,014	4,734	677	13,343

00/04-02-030-04W5/0
IP30	634		302	38	722
IP60	494		253	32	568

00/16-12-030-04W5/0
IP30	217		113	14	250
IP60	175		116	15	209

00/13-14-030-04W5/0
IP30	290		165	21	338
IP60	210		138	17	250